SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. __)


                               Dynex Capital, Inc.
  -----------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
  -----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    26817Q506
  -----------------------------------------------------------------------------
                                 (CUSIP Number)

                                    Jay Buck
                         Demeter Asset Management, Inc.
                    104 Field Point Road, Greenwich, CT 06830
                                 (203) 625-0047
                                       and
                               Bonnie J. Roe, Esq.
                             Day, Berry & Howard LLP
                    One Canterbury Green, Stamford, CT 06901
                                 (203) 977-7300
  -----------------------------------------------------------------------------
               Name, Address and Telephone Number of Notice Person

                                February 8, 2001
  -----------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]


                               Page 1 of 9 Pages

SCHEDULE 13D
CUSIP No. 26817Q506

1)  NAME OF REPORTING PERSON           I.R.S. NUMBER OF REPORTING PERSON
    Rockwood Partners, L.P.

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a) [ ]
        (b) [x]

3)  SEC USE ONLY

4)  SOURCE OF FUNDS
    WC

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)           [  ]

6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7)  Sole Voting Power:                 0
8)  Shared Voting Power:               770,300
9)  Sole Dispositive Power:            0
10) Shared Dispositive Power:          770,300

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    770,300

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES                                  [  ]

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    6.7%

14) TYPE OF REPORTING PERSON
    PN


                               Page 2 of 9 Pages

SCHEDULE 13D
CUSIP No. 26817Q506

1)  NAME OF REPORTING PERSON           I.R.S. NUMBER OF REPORTING PERSON
    Rockwood Asset Management, Inc.

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a) [ ]
        (b) [x]

3)  SEC USE ONLY

4)  SOURCE OF FUNDS
    OO

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)           [  ]

6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7)  Sole Voting Power:                 0
8)  Shared Voting Power:               770,300
9)  Sole Dispositive Power:            0
10) Shared Dispositive Power:          770,300

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    770,300

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES                                  [  ]

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    6.7%

14) TYPE OF REPORTING PERSON
    CO




                               Page 3 of 9 Pages

SCHEDULE 13D
CUSIP No. 26817Q506

1)  NAME OF REPORTING PERSON           I.R.S. NUMBER OF REPORTING PERSON
    Demeter Asset Management, Inc.

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a) [ ]
        (b) [x]

3)  SEC USE ONLY

4)  SOURCE OF FUNDS
    OO

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)           [  ]

6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7)  Sole Voting Power:                 0
8)  Shared Voting Power:               770,300
9)  Sole Dispositive Power:            0
10) Shared Dispositive Power:          770,300

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    770,300

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES                                  [  ]

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    6.7%

14) TYPE OF REPORTING PERSON
    CO


                               Page 4 of 9 Pages

SCHEDULE 13D
CUSIP No. 26817Q506

1)  NAME OF REPORTING PERSON           I.R.S. NUMBER OF REPORTING PERSON
    Jay Buck

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a) [ ]
        (b) [x]

3)  SEC USE ONLY

4)  SOURCE OF FUNDS
    OO

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)           [  ]

6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    Citizen of the United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7)  Sole Voting Power:                 0
8)  Shared Voting Power:               770,300
9)  Sole Dispositive Power:            0
10) Shared Dispositive Power:          770,300

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    770,300

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES                                  [  ]

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    6.7%

14) TYPE OF REPORTING PERSON
    IN



                               Page 5 of 9 Pages

Item 1. SECURITY AND ISSUER

The class of equity securities to which this statement relates is the common stock, $0.01 par value per share (the "Securities" or the "Common Stock") of Dynex Capital, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 4551 Cox Road, Suite 300, Glen Allen, Virginia 23060.


Item 2. IDENTITY AND BACKGROUND

This statement is filed by:

     (i) Rockwood Partners, L.P., a Delaware limited partnership ("Rockwood Partners"), with respect to the shares of Common Stock owned directly by it. Rockwood Partners is an investment limited partnership.

     (i1) Rockwood Asset Management, Inc., a Delaware corporation ("RAM"), with respect to shares of Common Stock also beneficially owned by Rockwood Partners, of which RAM is the general partner. RAM's primary business is serving as the general partner of Rockwood Partners.

     (iii) Demeter Asset Management, Inc., a Delaware corporation ("Demeter"), with respect to the shares of Common Stock also beneficially owned by Rockwood Partners for which Demeter serves as investment manager. Demeter is in the business of providing investment management services.

     (iv) Jay Buck with respect to the shares of Common Stock beneficially owned by: (a) Demeter, of which Mr. Buck is sole stockholder, President and director;
(b) RAM, of which Mr. Buck is the sole stockholder, President and director. Mr. Buck is a U.S. citizen who is principally engaged in the business of investing in securities as a shareholder and executive officer of an investment management company.

The principal office of Demeter, Rockwood Partners and RAM, and the business address of Mr. Buck, is 104 Field Point Road, Greenwich, Connecticut 06830.

The Securities to which this statement relates were acquired by Rockwood Partners. None of the Securities are owned by or on behalf of Demeter or RAM.

Demeter, Rockwood Partners, RAM and Mr. Buck are referred to collectively in this statement as the "Reporting Persons".

During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.


                                Page 6 of 9 Pages

Item 3: SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons used approximately $470,470 in the aggregate to purchase the Securities reported on this statement. Such consideration came from the assets of Rockwood Partners and not the assets of Demeter, RAM or Mr. Buck. None of the funds used to purchase the Securities were borrowed funds.


Item 4. PURPOSE OF TRANSACTION

Rockwood Partners acquired the Securities reported in this statement in the ordinary course of business for investment purposes with the goal of capital appreciation. The Securities are reported by Demeter, RAM and Mr. Buck in the event that any should be deemed to be a member of a group under Section 13(d)(3) or the beneficial owner of the Securities under the provisions of subparagraph
(b) of Rule 13d-3 under the Securities Exchange Act of 1934. Beneficial ownership by Demeter, RAM and Mr. Buck as members of a group or as beneficial owners is expressly disclaimed, as permitted by Rule 13d-4. Rockwood Partners may from time to time acquire additional Securities or dispose of all or a portion of the current holdings of Securities.

The Reporting Persons are engaged in the business of investment management and pursue an investment philosophy of identifying undervalued situations and acquiring positions in undervalued companies. In pursuing this investment philosophy, the Reporting Persons analyze the operations, capital structure and markets of companies in which the Reporting Persons invest and continuously monitor the business operations of such companies through analysis of financial statements and other public documents, and through discussion with knowledgeable industry observers and with management of such companies.

The Reporting Persons may elect to file securities ownership reports required by the Securities and Exchange Act of 1934 on Schedule 13G. The Reporting Persons routinely use Schedule 13G to report beneficial ownership of securities purchased. As a result of investment analysis and the occurrence of events, the Reporting Persons may desire to participate in discussions with management of a particular company or with third parties about significant matters in which the Reporting Persons may suggest possible courses of action to assist in building corporate intrinsic value per share or to cause a company's true economic value to be recognized. In such situations, the Reporting Persons may initially file on Schedule 13D or may elect to convert a filing on Schedule 13G to a filing on
Schedule 13D in order to be more freely involved with management and to enter into discussions with third parties concerning possible strategic alternatives.

On February 15, 2001, the Reporting Persons and management of the Issuer participated in an informal meeting reviewing publicly available information concerning the Issuer.

To obtain the necessary flexibility to have discussions with management, other shareholders and third parties, the Reporting Persons are making this initial ownership report on Schedule 13D. Depending on such discussions and consideration of strategic alternatives, the Reporting Persons could support one or more of the actions described in subparagraphs (a) through (j) below:


                               Page 7 of 9 Pages

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

     (j) Any action similar to any of those enumerated above.


Item 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The following Reporting Persons own in excess of 5% of the Securities. Ownership percentages are based upon the shares of Common Stock outstanding reported on the Issuer's Form 10-Q Report for the Quarter ended September 30, 2000 (11,446,206 shares of Common Stock outstanding as of October 31, 2000).

     (i) Rockwood Partners is the direct beneficial owner of 770,300 shares of Common Stock, representing 6.7% of such Securities.

     (ii) By virtue of the relationships described in Item 2, each of RAM, Demeter and Mr. Buck may be deemed to possess indirect beneficial ownership of 770,300 shares of Common Stock owned by Rockwood Partners, representing 6.7% of such Securities.


                                Page 8 of 9 Pages

(b) The beneficial ownership of the Common Stock of the persons named in Item 2 of this statement is as follows at the date hereof:

                   Aggregate
                   Beneficially
                    Owned                Voting Power     Dispositive Power
Name                Number   Percent    Sole     Shared     Sole     Shared

Rockwood Partners   770,300    6.7%       0      770,300      0     770,300
RAM                 770,300    6.7%       0      770,300      0     770,300
Demeter             770,300    6.7%       0      770,300      0     770,300
Mr. Buck            770,300    6.7%       0      770,300      0     770,300


(c) The Reporting Persons effected the following purchases of the Issuer's Common Stock in open market transactions:

Rockwood Partners bought:
      16,000 shares at $0.643 per share on January 30, 2001;
       1,200 shares at $0.659 per share on February 2, 2001; and 753,100 shares at $0.607 per share on February 8, 2001.

(d) Rockwood Partners has the sole right to receive and the sole power to direct the receipt of dividends from the Securities.

(e)  Not applicable.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER

The investment manager for Rockwood Partners is Demeter, of which Mr. Buck is the sole shareholder.

The Management Advisory Contract, dated on or about August 15, 1994, between Rockwood Partners and Demeter gives Demeter the authority to dispose of and to vote the assets managed, which include the Common Stock.


Item 7. MATERIAL TO BE FILED AS AN EXHIBIT

     (1) Joint Filing Agreement among Rockwood Partners, RAM, Demeter and Mr. Buck, dated as of February 16, 2001.


                                   SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 16, 2001


ROCKWOOD PARTNERS, L.P.
By:  Rockwood Asset Management, Inc.,
     its general partner

By:    /s/ Jay Buck
Name:  Jay Buck
Title: President


ROCKWOOD ASSET MANAGEMENT, INC.

By:    /s/ Jay Buck
Name:  Jay Buck
Title: President


DEMETER ASSET MANAGEMENT, INC.

By:    /s/ Jay Buck
Name:  Jay Buck
Title: President


JAY BUCK
(Individually)

/s/ Jay Buck


                                Page 9 of 9 Pages